☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-F ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Orchid BioSciences, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

4390 US Route One
Address of Principal Executive Office

Princeton, NJ 08540
City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  ☒

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the period ended December 31, 2004 within the prescribed time period without unreasonable effort or expense because this is the first fiscal year that the Registrant is an accelerated filer for purposes of filing its periodic reports and the Registrant’s Chief Financial Officer, who is charged with the primary responsibility for preparing the Form 10-K and its supporting schedules, resigned effective as of December 31, 2004.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jenniffer Collins	(609)	750-2200
Principal Accounting Officer/Principal Financial Officer	(Area Code)	(Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that in its consolidated statement of operations for the fiscal year ended December 31, 2004, the Registrant’s total revenues will be approximately $62.5 million, up from approximately $50.6 for the year ended December 31, 2003, primarily as a result of an increase in testing volume. The Registrant anticipates a loss from continuing operations of approximately $8.0 million for the year ended December 31, 2004, compared to a loss of approximately $14.3 million for the year ended December 31, 2003. Net loss allocable to common stockholders for the year ended December 31, 2004 is anticipated to be approximately $10.0 million, compared to a net loss of approximately $27.5 million for the ended December 31, 2003.

Orchid BioSciences, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 17, 2005	By:	/s/ Paul J. Kelly
Paul J. Kelly President and CEO